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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2004

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (REGISTRANT)
May 6, 2004
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

May 11, 2004

(Dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)

Forward-Looking Statements

        Certain statements in this management's discussion and analysis ("MD&A") and interim consolidated financial statements constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors including those described under the "Risks and Uncertainties" section, which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

Management's Discussion and Analysis

        On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of the Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. (the "Company" or "Allstream" or "Successor").

        This management's discussion and analysis of financial condition and results of operations explains Allstream's financial condition for the three months ended March 31, 2004 compared with the three months ended December 31, 2003 and with the three months ended March 31, 2003 of the Predecessor. The Predecessor's unaudited interim consolidated financial statements for the three months ended March 31, 2003 can be found on the Company's website at www.allstream.com, on SEDAR at www.sedar.com and on the SEC Filings & Forms (EDGAR) at www.sec.gov/edgar.shtml. The interim consolidated financial information and other operating performance information of the Company issued subsequent to the Plan implementation are not comparable with the interim consolidated financial information and other information issued by the Predecessor prior to the Plan implementation. Accordingly, the MD&A of the Company compared to the Predecessor's should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing a directly comparable analysis of financial performance. The Company's policies and disclosures are also important to the understanding of the following discussion and should be read in conjunction with the interim and annual consolidated financial statements of the Company (and the Predecessor). Additional information about Allstream, including Allstream's 2003 Annual Information Form and Annual Report can be found on the Company's website at www.allstream.com, on SEDAR at www.sedar.com and on the SEC Filings & Forms (EDGAR) at www.sec.gov/edgar.shtml.

Overview

        Allstream is a leading communications solutions provider committed to being an innovative, agile and collaborative partner with its customers. Supported by a world-class portfolio of Connectivity, Infrastructure Management, and IT Services, Allstream listens to and collaborates with customers to deliver business solutions that meet their unique needs and to help them compete more effectively.

        During the three months ended March 31, 2004, the Company paid a previously declared special cash dividend of $3.50 per share, a total of approximately $69.4 million on January 6, 2004, and continued to focus on its core business strategy and cost reduction initiatives. The number of full-time employees was reduced to 3,488 at March 31, 2004 from 3,964 at March 31, 2003 and from 3,621 at December 31, 2003. The Company also adopted two new handbook ("HB") sections of the Canadian Institute of Chartered Accountants ("CICA") as of January 1, 2004 which had an impact on financial results. These new HB sections were HB 3110 Asset Retirement Obligations and HB 3870 Stock-based Compensation and Other Stock-based Payments (see "New Accounting Standards and Recent Pronouncements").

Manitoba Telecom Services Inc.

        On March 18, 2004, it was publicly announced that Manitoba Telecom Services Inc. ("MTS") had offered to acquire all of the Class A Voting Shares and Class B Limited Voting Shares (the "Shares") of the Company, by means of an arrangement transaction involving the Company, for consideration of $23.00 plus 1.0909 MTS shares per Allstream share. Canadian residents will be eligible to receive MTS common shares while non-residents will receive MTS Class B non-voting preference shares. The board of directors of the Company has unanimously approved the proposed arrangement transaction, and are recommending that shareholders approve the arrangement transaction. The transaction is subject to approval by the Company's shareholders, to regulatory and court approvals, and required consents and other customary closing conditions. On May 12, 2004, at the Annual and Special Shareholder Meeting, the Company's shareholders will vote on the proposed arrangement transaction pursuant to which all the outstanding Allstream Shares will be acquired by MTS. Additional information concerning the proposed transaction is contained in the Company's Management Proxy Circular dated April 8, 2004 which has been filed on SEDAR and on EDGAR.

        If the Company's shareholders approve the proposed transaction with MTS, the regulatory and court approvals are obtained, and the required consents and other customary closing conditions occur, a change of control of the Company will occur. Pursuant to the terms of the Company's Management Incentive Plan if a change of control occurs, and among other potential impacts, all outstanding restricted share units and stock options will vest.

Commercial Agreements with AT&T Corp

        The Company continues to negotiate with AT&T Corp. to extend the continued use of certain AT&T Corp. technology and capabilities for several years. It is anticipated that these discussions will be concluded by September 1, 2004, subject to a further extension. While the Company is confident that it will meet the requirements of the AT&T Corp. agreements, no assurances can be given that it can effect a seamless migration of existing customers to the new products and services.

        The master services agreement ("MSA") between the Company and AT&T Corp., executed on July 22, 2003 has been extended to December 31, 2005. The MSA provides the terms under which AT&T Corp. will provide Allstream with technology and services relating to the continued use of the 4E (Toll Free) Platform, the 5E (Calling Card) Platform, and the Signalling Platform. The MSA includes acceleration and termination provisions if a strategic competitor acquires more than 20% of the then outstanding aggregate equity of any one or more of Allstream and its affiliates. If acceleration occurs, then the termination date for the provision of services by AT&T Corp. may be accelerated to the earlier of December 31, 2005 and a date 12 months following the closing date of the strategic competitor's acquisition of the Company. Pursuant to the MSA, in order to accelerate the termination date, AT&T Corp. must consider the strategic competitor's network capability to enable the migration of the Company's network to a successor network. Under the MSA, MTS is a strategic competitor. The effect of the acquisition of the Company's shares by MTS on the status of the commercial agreements and current negotiations between the Company and AT&T Corp. are not expected to have any material impacts on the operation of the expanded company.

Regulatory Environment

        The Company's regulatory initiatives before the Canadian Radio-television and Telecommunications Commission ("CRTC") during the first quarter of 2004 continued to focus on reducing existing costs to access the public network and on increasing the Company's network reach by gaining tariffed access to 'next generation' network facilities and to services increasingly being utilized by the ILECs.

        On January 27, 2004, the CRTC issued Decision 2004-5, which established interim rates and conditions for the provision of a number of elements of Ethernet access services. The CRTC has ordered thus far that certain components of this service be tariffed on a retail basis.

        The Company has focused on ensuring that the CRTC enforce its own rulings and constrain anticompetitive behaviour by the incumbents in the marketplace. Consequently, on February 23, 2004, Allstream applied to the CRTC to deny approval of any of the bundles being offered by Bell Canada which were previously determined by the CRTC to contravene the rules regarding bundled service packages, and to place a moratorium on the approval of any so-called customer specific arrangements pending the disposition of a Bell Canada appeal to the Federal Court of Appeal. Bell Canada's continued use of its bundles has resulted in negative consequences for the competitive marketplace. If granted, the orders requested by the Company in its application would help to rectify the current negative impact on the competitive marketplace.

        The Company also continues to endeavour to have the CRTC review existing municipal access agreements to make them conform with the CRTC's 'Ledcor Decision' (Decision 2001-23). During the first quarter of 2004, the Federal Court of Appeal refused to grant leave to the Federation of Canadian Municipalities to appeal the CRTC's determination in Decision 2003-82 that it has jurisdiction to review existing agreements, representing a further step forward for the Company. Should the CRTC ultimately grant the Company's applications to modify certain existing municipal access agreements, the Company's costs for access to municipal rights of way could be marginally reduced.

        The CRTC initiated a proceeding on April 7, 2004 to review the regulatory framework applicable to Voice over Internet Protocol ("VoIP"). The CRTC indicated that its preliminary view is that, to the extent that VoIP services provide access to and/or from the public switched telephone network, these services should be subject to the existing regulatory framework, including the requirement that the ILECs offer such services in accordance with tariffs approved by the CRTC. The approach suggested by the CRTC would ensure that the ILECs are not able to circumvent their tariffing obligations and would therefore have a positive impact on the competitive marketplace.

New Products

        Consistent with its strategy to develop new products and services by expanding its business IP service offerings through its existing national IP infrastructure, and expanding its participation in the wholesale market through offerings to wholesale customers, the Company launched the following new and innovative services during the three months ended March 31, 2004:

  •
  Hosted Contact Centre solution which provides a complete, pre-integrated Contact Centre solution for a wide range of customer applications;

  •
  Wireless High Speed Internet Access Service in Richmond, British Columbia and Cumberland, Ontario which provides business customers with the unique benefits of fixed wireless access and cost effective "always on" access to the Internet; and

  •
  Managed LAN service extends the Company's Managed WAN Service and supports migration to Wi-Fi networking and Managed IP telephony services.

Fixed Wireless Venture

        As a result of its investment in a venture with Microcell Telecommunications Inc., and NR Communications, LLC (the "Venture") to offer high speed Internet, IP-based voice and local networking services using broadband wireless access technology, the Company has launched its wireless high speed Internet access service in Richmond, British Columbia and in Cumberland, Ontario. This launch represents the initial phase of the Venture which will allow the parties to validate technological and commercial acceptance and to develop the detailed business plan. As part of its $5 million commitment during the initial phase, the Company has contributed a total of $2 million in cash during the three months ended March 31, 2004. Subsequent to the end of the period, a statement of claim was filed against the Company related to this Venture (see "Allstream/Inukshuk Inc./NR Communications, LLC Venture" in the "Risks & Uncertainties" section for further discussion).

Results of Operations

        The interim results of operations of the Company are not necessarily indicative of the results that may be expected for the full fiscal period or for any other interim period and comparisons of financial performance with the Predecessor should be reviewed with caution.

Three months ended March 31, 2004 compared to three months ended December 31, 2003 and three months ended March 31, 2003 of the Predecessor

Selected Financial Information
(in thousands of Canadian dollars, except per share amount)

	Three months ended March 31, 2004	Three months ended December 31, 2003	* * * *	Three months ended March 31, 2003
		Restated(1)	*	(Predecessor)
Revenue			*
Data	$95,578	$100,600	*	$112,256
Internet	30,088	30,542	*	29,739
IT services	13,115	11,281	*	16,440
Local	50,810	52,249	*	56,912
Other	2,021	2,526	*	4,111
			*
	191,612	197,198	*	219,458
Long Distance	105,410	104,745	*	133,867
			*
Total Revenue	$297,022	$301,943	*	$353,325
			*
Service Costs	166,709	163,548	*	216,061
Gross Margin	130,313	138,395	*	137,264
Gross Margin %	43.9%	45.8%	*	38.8%
Selling, General and Administration Costs	79,960	85,847	*	70,970
Workforce reduction costs and provision for restructuring	—	—	*	11,822
Depreciation, amortization and accretion	23,757	24,068	*	41,625
			*
Income from operations	$26,596	$28,480	*	$36,491
			*
Foreign exchange gain on debt	—	—	*	324,076
Interest income	1,776	2,400	*	29
Interest expense	1,614	1,222	*	104,566
Reorganization expenses	—	—	*	26,250
Other income	—	430	*	24
Loss from equity investment	524	—	*	—
Income taxes	10,860	13,806	*	—
			*
Net income	$15,374	$16,282	*	$229,804
			*
Basic earnings per Share	$0.78	$0.82	*	$2.14
Diluted earnings per Share	$0.77	$0.81	*	$2.14
			*

Supplementary Financial Information
(in thousands of Canadian dollars)

	Three months ended March 31, 2004	Three months ended December 31, 2003	* * * *	Three months ended March 31, 2003
		Restated(1)	*	(Predecessor)
Income from operations	$26,596	$28,480	*	$36,491
Add:			*
Depreciation, amortization and accretion	23,757	24,068	*	41,625
Workforce reduction costs and provision for restructuring	—	—	*	(11,822)
			*
EBITDA(2)	$50,353	$52,548	*	$66,294
			*
Net Cash generated by operating activities	$27,319	$57,845	*	$21,346
Add/(Subtract):			*
Excluding changes in non-cash working capital	29,584	661	*	(32,139)
Additions to property, plant and equipment	(31,301)	(21,384)	*	(33,227)
			*
Free Cash Flow(3)	$25,602	$37,122	*	$(44,020)
			*

(1)
Effective January 1, 2004, the Company adopted retroactively with restatement, the CICA Handbook Section 3110, Asset Retirement Obligations. The Section establishes standards for the recognition, measurement and disclosure of liabilities for statutory, contractual or legal obligations, associated with the retirement of property, plant and equipment. Accordingly, the Company's income for the period from April 1, 2003 to December 31, 2003 has been reduced by $2.43 million, and the net income for the three months ended June 30, September 30 and December 31, 2003 has been reduced by $0.81 million for each quarter respectively.

(2)
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the workforce reduction costs and provision for restructuring as these items are not expected to be recurring in nature as the Company completed the restructuring of its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA is a measure the Company believes is used by investors to evaluate the Company's financial performance, although it does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP") and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/ (loss) from operations, net income/ (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

(3)
Free Cash Flow is a measure commonly used to evaluate operating and financial results and is defined as net cash generated from operating activities excluding changes in working capital less additions to property, plant and equipment. Free Cash Flow is a measure the Company believes is used by investors to evaluate the Company's operating and financial performance, although it does not have a standard meaning under Canadian GAAP, and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, Free Cash Flow is not intended to replace income/ (loss) from operations, Net cash generated by (used in) operating activities, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Three months ended March 31, 2004 compared to three months ended March 31, 2003 of the Predecessor

Revenue

        Revenue from data, local, Internet and IT Services, and other services increased to 65% of total revenue for the three months ended March 31, 2004, from 62% in the three months ended March 31, 2003. The proportion of revenue from long distance services ("LD") declined to 35% in the three months ended March 31, 2004, from 38% in the comparable period in the prior year. This change in mix between LD products, data and Internet products resulted from expanded use of other technologies including email services, wireless services by customers. Total revenue declined by $56,303 or 15.9% compared to the three months ended March 31, 2003. Part of the decline in revenue was the result of the sale of Contour Telecom Inc. and Argos Telecom Inc. ("Contour Telecom") on July 2, 2003, which contributed $11,700 of revenues for the three months ended March 31, 2003. The contribution of Contour Telecom to revenues for the three months ended March 31, 2003 was comprised of the following: LD revenue of $3,635, data revenue of $3,179, revenues from local services of $2,548 and revenues from other sources $2,338.

        Data revenue decreased by $16,678 or 14.9% to $95,578 in the three months ended March 31, 2004 from $112,256 in the three months ended March 31, 2003. The declines in data revenue are the result of pricing pressures and industry-wide weakness in enterprise demand for certain legacy products, including private line, data access services and frame relay services, combined with the loss of revenue from the sale of Contour Telecom. Technology substitution is causing erosion of revenue as customers are benefiting from the Company's new technologies and related services, such as its digital subscriber line ("DSL") services which provide access at lower costs to customers. In addition, the Company's wholesale service prices were lowered to match market reductions and as a result of the regulatory price cap decision.

        Local revenue decreased by $6,102 or 10.7% to $50,810 in the three months ended March 31, 2004 from $56,912 in the three months ended March 31, 2003. The declines in local revenues are the result of fewer access lines in service attributable to the Company's focus on profitable line growth. The Company's strategy targets business customers that require local lines to be carried on the Company's network and in excess of certain threshold volumes. Local access lines in service declined to 477,039 from 530,692 at March 31, 2003, of which 15,626 local access lines were the result of the sale of Contour Telecom. On-net and on-switch local lines in service at March 31, 2004 represented 57% of total lines in service, compared to 54% at March 31, 2003.

        Internet revenue increased by $349 or 1.2% to $30,088 in the three months ended March 31, 2004 from $29,739 in the three months ended March 31, 2003 due to an increase in security services partially offset by lower demand for Internet access.

        IT Services revenue declined by $3,325 or 20.2% to $13,115 in the three months ended March 31, 2004 from $16,440 in the three months ended March 31, 2003. This decline is due to lower demand for IT consultancy services.

        Other revenue decreased by $2,090 or 50.8% to $2,021 in the three months ended March 31, 2004, from $4,111 in the three months ended March 31, 2003. This decline was primarily attributable to lower revenues as a result of the sale of Contour Telecom.

        LD revenue decreased by $28,457 or 21.3% to $105,410 in the three months ended March 31, 2004 from $133,867 in the three months ended March 31, 2003. The decline was due to lower prices per minute, lower volumes and the sale of Contour Telecom. The Company remains cautious in reacting to price pressures in the LD market. In addition, customers are migrating to alternative technologies such as email and wireless. Prices dropped by 12.7% and minutes decreased by 6.5%, primarily due to the effects of continued price competition.

Service Costs and Gross Margin

        Service Costs consist of expenses directly related to delivering service to customers and servicing the operations of the Company's networks, expenses associated with fibre and other leases where the Company does not presently have its own facilities, local and long distance transport costs paid to other carriers, maintenance costs, right-of-way fees, municipal access fees, hub site lease expenses, personnel costs and leases of utility space in buildings connected to the Company's networks.

        Service Costs decreased by $49,352 or 22.8% to $166,709 in the three months ended March 31, 2004, from $216,061 in the three months ended March 31, 2003. These reductions were primarily due to lower costs to deliver cross border and international services primarily for LD customers, cost reductions from regulatory decisions and lower personnel and related costs from workforce reductions. Service Costs were further reduced as a result of lower revenues in local, data, IT services, LD and other revenues and as noted above and the lower costs of $10,886 due to the sale of Contour Telecom. Certain reductions have contributed to improving the Company's overall cost base and its gross margin percentage.

        Gross margin as a percentage of revenue increased to 43.9% in the three months ended March 31, 2004 from 38.8% reported in the three months ended March 31, 2003, primarily due to lower costs to deliver cross border and international services for LD customers, cost reductions from regulatory decisions and lower personnel related costs from workforce reductions.

Selling, General and Administration Expenses

        SG&A expenses include the personnel costs of sales and marketing employees, promotional and advertising expenses and corporate administrative expenses.

        SG&A expenses increased by $8,990 or 12.7% to $79,960 in the three months ended March 31, 2004, from $70,970 in the three months ended March 31, 2003. This increase is primarily due to termination costs of $8,101 incurred in the period, an increase of $7,308 from the three months ended March 31, 2003, compensation costs related to stock-based awards granted of $3,772, offset by the settlement of claims related to CCAA proceedings of $2,803 recorded in the three months ended March 31, 2003 and by reductions in SG&A expenses of approximately $3,371 as a result of the sale of Contour Telecom. Termination costs were the result of staff reductions across all functions as part of the Company's ongoing cost reduction initiatives. The number of full-time employees was reduced to 3,488 at March 31, 2004 from 3,964 at March 31, 2003. Included in this reduction is 105 employees related to the sale of Contour Telecom. The increase compensation costs recorded during the period included $1,651 related to the adopting HB section 3870 Stock-based Compensation and Other Stock-based Payments of the CICA that became effective January 1, 2004 (see "Stock-based compensation" under "New Accounting Standards and Recent Pronouncements").

EBITDA

        EBITDA decreased to $50,353 in the three months ended March 31, 2004 from $66,294 in the three months ended March 31, 2003. This decline is the result of changes in revenue, service costs and selling, general and administration expenses, as described above.

Income from operations

        The Company recorded income from operations of $26,596 for the three months ended March 31, 2004 compared to $36,491 for the three months ended March 31, 2003. The decrease was due to higher SG&A as a result of increased termination cost and compensation costs related to stock-based awards granted to employees and lower gross margin as a result of lower revenues offset by lower depreciation due to fair value adjustments to property, plant and equipment as a result of fresh start accounting on April 1, 2003.

Three months ended March 31, 2003

        On April 1, 2003, upon emergence from CCAA protection and the application of comprehensive revaluation of assets and liabilities under fresh start accounting, the Company's public debt and certain other liabilities were exchanged for cash and equity, and its net assets were revalued to their fair value as described in note 1 of the accompanying consolidated condensed financial statements. The primary impact of the Plan on the results of subsequent periods, including the three months ended March 31, 2004, were decreases in foreign exchange and interest expense related to the Predecessor's U.S. dollar denominated debt and hedging derivative instruments, and the decrease in depreciation expense as a result of the lower carrying value of property, plant and equipment.

Provision for income taxes

        For the three months ended March 31, 2004, the Company recorded a provision for income taxes of $10,860. The provision for the three months ended March 31, 2004 includes income tax expense of $10,039 calculated at the Company's effective tax rate. This taxable income will be sheltered using the Predecessor's tax losses that are available to the Company. Under fresh start accounting guidance, the tax benefit arising on the utilization of the Predecessor's losses is recorded as contributed surplus and not as a recovery in the Company's statement of operations. For the three months ended March 31, 2003, the Company recorded no provision for income tax.

Three months ended March 31, 2004 compared to three months ended December 31, 2003

Revenue

        Compared to the three months ended December 31, 2003, total revenue declined by $4,921. The decline in revenues is consistent with the Company's expectations as a result of ongoing price competitiveness of the Canadian telecommunications marketplace.

        Data revenue decreased by $5,022 or 5.0% from $100,600 in the three months ended December 31, 2003. The Company data revenue continues to experience pricing pressures and industry-wide weakness in enterprise demand for legacy products; and technology substitution is causing erosion of revenue, as customers are benefiting from the Company's new technologies and related services.

        Local revenue decreased by $1,439 or 2.8% from $52,249 in the three months ended December 31, 2003. This decline in local revenues is the result of fewer access lines in service attributable to the Company's focus on profitable line growth. The Company's strategy targets potential business customers that require local lines to be carried on the Company's network and in excess of certain threshold volumes. Local access lines in service declined to 477,039 from 486,192 at December 31, 2003.

        Internet revenue decreased by $454 or 1.5% in the three months ended March 31, 2004 from $30,542 in the three months ended December 31, 2003. This decline is due to lower demand for dial-up Internet access as a result of technology substitution and new access arrangements offset by increases in security services.

        IT Services revenue increased by $1,834 or 16.3% in the three months ended March 31, 2004 from $11,281 in the three months ended December 31, 2003 as a result of higher product sales and revenue from consulting services, as there were more consulting days in three months ended March 31, 2004 when compared to the three months ending December 31, 2003.

        Other revenue decreased by $505 or 20.0% to $2,021 in the three months ended March 31, 2004, from $2,526 in the three months ended December 31, 2003. The decline was primarily attributable to lower sales of telecommunications equipment.

        LD revenue increased by $665 or 0.6% from $104,745 in the three months ended December 31, 2003 primarily as a result of better than expected international volumes, which contributed to an increase in minutes of 4.5%, offset by a decline in prices of approximately 3.7%.

Service Costs and Gross Margin

        Service costs increased by $3,161 in the three months ended March 31, 2004 from $163,548 in the three months ended December 31, 2003. This increase was the result of higher cross-border rates that are expected to decline beginning in the second quarter of 2004 as volume thresholds with U.S. carriers are reached, offset in part by lower access costs resulting from the resolution in the quarter of prior period items with carriers related to regulatory decisions.

        Gross margin as a percentage of revenue decreased to 43.9% in the three months ended March 31, 2004 from 45.8% reported in the three months ended December 31, 2003 as a result of lower revenues, higher cross-border rates offset in part by lower access costs resulting from resolution in the quarter of prior period items with carriers related to regulatory decisions.

Selling, General and Administration Expenses

        SG&A expenses include the personnel costs of sales and marketing employees, promotional and advertising expenses and corporate administrative expenses.

        SG&A expenses decreased by $5,887 or 6.9% to $79,960 in the three months ended March 31, 2004 from $85,847 in the three months ended December 31, 2003. During the period, the Company incurred lower marketing costs as a result of the Company's rebranding activities in 2003 and lower personnel and personnel related expenses due to lower headcount, partly offset by higher employee termination costs of approximately $3,808. The termination costs were the result of staff reductions across all functions as part of the Company's ongoing cost reduction initiatives. The number of full-time employees was reduced to 3,488 at March 31, 2004 from 3,621 at December 31, 2003. The Company also began expensing the cost associated with stock option awards granted to employees (see "Stock-based compensation" under "New Accounting Standards and Recent Pronouncements"). For the three months ended March 31, 2004, the Company expensed $1,651 related to those awards.

EBITDA

        EBITDA decreased by $2,195 in the three months ended March 31, 2004 from $52,548 in the three months ended December 31, 2003. This decline is the result of changes in revenue, service costs and selling, general and administrative expenses, as described above.

Losses from equity investment

        The Company has adopted the equity method of accounting for the Venture. Under the equity method, the investment is initially recorded at cost and the carrying value adjusted thereafter to include the Company's pro rata share of earnings of the Venture, computed by the consolidation method. For the three months ended March 31, 2004, the Company has recorded a loss from investment of $0.5 million, which represents the Company's 33% share of the losses of the Venture for the three months ended March 31, 2004.

Provision for income taxes

        Compared to the three months ended December 31, 2003, the provision for income taxes decreased by $2,946 from $13,806 recorded in the three months ended December 31, 2003. This decline was primarily due to lower income earned and a lower effective tax rate. The provision for the three months ended March 31, 2004 includes $821 of Federal Large Corporations Tax ("LCT") and other.

Net Income

        The Company recorded net income of $15,374 for the three months ended March 31, 2004 compared to $16,282 for the three months ended December 31, 2003. The decrease was due to lower income from operations, higher net interest costs, losses from an equity investment in its initial phase of development, offset in part by lower income taxes during the period due to lower taxable income. During the period, the Company began recording amortization and accretion expense related to asset retirement obligations as required by the CICA (see note 3 to the consolidated condensed financial statements). For the three months ended March 31, 2004, approximately $746 was recorded for depreciation and accretion related to asset retirement obligations.

Liquidity and Capital Resources

        At March 31, 2004, the Company had cash on hand of $269.9 million. For the three months ended March 31, 2004, the Company generated cash from operations of $27.3 million, primarily attributable to operating income offset by changes in working capital, mainly due to the payment of the 2003 annual variable pay in the amount of $24.3 million.

        For the three months ended March 31, 2004, the Company had positive free cash flow of $25.6 million, which has improved from negative free cash flow of $44.0 million for the three months ended March 31, 2003 of the Predecessor. This improvement reflects increased cash flow generated from operations including the elimination of reorganization expenses previously incurred by the Predecessor under CCAA proceedings, and lower capital expenditures.

        Cash expenditures on property, plant and equipment during the three months ended March 31, 2004 totalled $31.3 million, representing 10.5% of revenues.

        On December 9, 2003, the Company's Board of Directors declared a special dividend of $3.50 Canadian per share on the issued and outstanding Class A Voting Shares and Class B Limited Voting Shares. The special dividend was paid on January 6, 2004 to holders of record at the close of business on December 19, 2003 in the amount of $69.4 million.

        The Company believes its current liquidity position and its positive free cash flow provides it with the financial flexibility to meet current operating requirements and to respond to opportunities as they arise. The Company plans to generate sufficient cash from operations to pay for capital expenditures (expected to approximate 10% of revenue in 2004), contractual obligations and other commitments described below.

Cash Requirements

Contractual obligations

        The table below provides a summary of the Company's contractual obligations as at March 31, 2004 and the payments required for the full years ended thereafter.

	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in millions of dollars)
Capital Lease Obligations	29.9	5.8	3.7	3.7	16.7
Capital Purchase Commitments	11.5	6.9	3.4	1.2	—
Supply Contract and Operating Leases	678.7	145.2	178.8	115.7	239.0
Pension Obligation	120.7	29.5	58.2	33.0	—
Other Long Term Obligation	25.2	—	14.6	5.5	5.1

Total Contractual Obligations	866.0	187.4	258.7	159.1	260.8

        The interest to be paid in connection with the capital lease obligations amounts to approximately $9.3 million.

        Capital purchase commitments represent obligations under computer hardware supply contracts.

        Supply contracts consist primarily of contractual obligations under network and software maintenance agreements and operating leases consist primarily of property leases and obligations under right of way agreements.

        At January 1, 2004, there was an unfunded deficit in the Company's defined benefit pension plans of $106.9 million, as determined by an independent actuarial valuation of the plans, plus $13.8 million of estimated interest to be paid on the deficit. This deficit is being funded over a 5-year period in accordance with Canadian federal legislation governing such matters. In the three months ended March 31, 2004, the Company contributed $8.9 million, and for 2004, it is estimated that the Company will contribute a total of $29.5 million related to the unfunded deficit.

        Other long-term obligations included in the table above reflect payments related to the cost of exiting certain office and equipment leases, cash outlays to be made under the management incentive plan and director compensation plan and certain other obligations under a long-term revenue contract.

Other Cash Requirements

        As part of the initial phase of the Venture, the Company has contributed cash of $2 million in the three months ended March 31, 2004. In a later phase, planned for mid-2004, if the Venture partners decide to proceed with full-scale deployment, the Company will be required to contribute an additional $10 million in cash and $30 million in services.

        At March 31, 2004, the Company had cash of $2.1 million held as collateral against outstanding letters of credit. The cash remains restricted until the letters of credit are cancelled or expire. Restricted cash also includes an amount held in trust of $13.9 million for directors and officers of the Predecessor. The funds will be released to the Company at the earlier of (i) December 31, 2008 and (ii) three years from the date of the last claim being conclusively resolved.

Outlook

        The Company's Outlook for 2004 remains consistent with the Outlook communicated in the 2003 Annual MD&A. The Company expects to achieve quarterly revenue growth in the second half of 2004, facilitated primarily by new products launched in 2003 and those that will be launched in 2004. From a margin and expense standpoint, while the costs of the Company's brand transition are essentially complete, the Company's product development and new service launch costs will increase in 2004 in support of new revenue generating initiatives. In addition, in the first quarter of 2004, the Company has begun to measure and expense all equity instruments awarded to employees, including stock options issued to employees, as required by the standard set by the CICA. As a result of the above, EBITDA for 2004 is expected to be relatively stable compared to 2003, and the Company expects to continue to generate strong free cash flow. In addition, the Company expects capital expenditures will be approximately 10% of revenue in 2004.

Risks & Uncertainties

(a)   MTS Arrangement Transaction

        The Board of Directors has unanimously determined that the proposed arrangement transaction is fair to the Company's shareholders and is in the best interests of the Company and its shareholders. Shareholders of the Company will, subject to completing the arrangement transaction, be receiving per Class A Voting Share and Class B Limited Voting Share, $23.00 in cash plus 1.0909 MTS shares in accordance with the terms of the arrangement transaction. More information regarding the risk factors associated with holding MTS shares can be found in the Company's Management Proxy Circular dated April 8, 2004 which has been filed on SEDAR and on EDGAR.

        A failure to complete the arrangement transaction with MTS could, under certain specified circumstances, result in an obligation by the Company to pay a $50 million break fee to MTS and an amount on account of expenses of $5 million. In the event that this transaction is not completed, the Company will continue to pursue the goals previously set out in its business plan with a view to evaluating other strategic opportunities as they arise.

(b)   Change in AT&T Corp. Relationship

        During the remaining term of its commercial agreements with AT&T Corp. (which expire on December 31, 2005, which date may be amended) and its wholly owned subsidiary, AT&T Enterprises Canada Company, the Company will make use of certain AT&T Corp. technologies and capabilities on a transitional basis.

        The Company signed a master services agreement with AT&T Corp. on July 22, 2003 to allow for the continued use of AT&T Corp. technology and capabilities. The Company and AT&T Corp. have agreed on a framework and a detailed transition plan to deal with ongoing co-operation and a process to transition network support provided by AT&T Corp. for the Company's toll-free, calling card and customer care platforms by no later than December 31, 2005. The transitional network support arrangement may be extended by mutual agreement; may be accelerated under certain conditions; or accelerated in the event of an acquisition of 20% or more of the Company's aggregate equity by a strategic competitor or in certain other circumstances. Pursuant to the MSA, in order to accelerate the termination date, AT&T Corp. must consider in determining any accelerated termination date the strategic competitor's network capability to enable the migration of Allstream's network to a successor network. Further, unless the parties agree otherwise any acceleration of termination will not result in the termination of AT&T Corp.'s provision of services until the earlier of: 12 months following the closing date of the strategic competitor's acquisition of the Company, and December 31, 2005. Under the MSA, MTS is a strategic competitor. The Company is in the process of creating and/or obtaining alternative products or services to replace the AT&T Corp. products and services based on the AT&T Corp. technology and capabilities. Once these alternative products and services are in place, a program will be created to migrate the Company's customers to the new products and services. The cooperation of certain customers will be required in order to complete a seamless transition. The company continues to negotiate with AT&T Corp. to extend the continued use of certain AT&T Corp. technology and capabilities for several years. It is anticipated that these discussions will be concluded by September 1, 2004, subject to a further extension. While the Company is confident that it will meet the requirements of the AT&T Corp. agreements, no assurances can be given that it can effect a seamless migration of existing customers to the new products and services.

        AT&T Corp. has the ability to serve Canadian customers directly, including competing with the Company. There can be no assurance that the Company will not incur a significant loss of revenue from business ongoing with or influenced by AT&T Corp. as a result of the new commercial arrangements.

        The effect of the acquisition of the Company's Shares by MTS on the status of the commercial agreements and current negotiations between the Company and AT&T Corp. are not expected to have any material impacts on the operation of the expanded company.

(c)   Brand transition

        The Company launched its new brand name, "Allstream", on June 18, 2003. The Company has implemented its brand implementation plan in accordance with the commercial agreements with AT&T Corp. and as required by those agreements has ceased, except on certain products with the consent of AT&T Corp., all use of the AT&T Canada brand as of December 31, 2003.

(d)   Competition

        The Company faces intense competition in all of its markets for its existing and planned services from, among others, the ILECs, cable companies, competitive long distance providers, wireless providers, competitive local exchange carriers, internet service providers, Centrex resellers and other current and planned telecommunications providers. The Company's ability to compete effectively in the Canadian telecommunications industry may be adversely affected by continuing consolidation and expansion amongst its competitors.

        In each of the business areas currently served by the Company, the principal competitor is the ILEC serving that geographic area. The ILECs have long-standing relationships with their customers and have historically benefited from a monopoly over the provision of local switched services. In addition, the ILECs have financial, marketing, technical, personnel, regulatory and other resources that exceed those of the Company. There can be no assurance that the Company will be successful in its attempt to offer services in competition with the services offered by the ILECs.

(e)   Market and Economic Conditions

        The Company's future operating results may be affected by trends and factors beyond its control. Such trends and factors include the policies of Canada and the United States in regard to foreign trade, investments and taxes, foreign exchange rate controls and fluctuations, political instability and increased payment periods, adverse change in the conditions in the specific markets for the Company's products and services, the conditions in the broader market for communications and the conditions in the domestic or global economy generally. More specifically, the Company's financial performance will be affected by the general economic conditions, as demand for services tends to decline when economic growth and retail and commercial activity decline.

(f)    Governmental Regulation and Potential for Change in Regulatory Environment

        The Company is subject to regulation by Canada's telecommunications regulatory authority, the CRTC, pursuant to the provisions of the Telecommunications Act (Canada) (the "Telecommunications Act") and, to a lesser extent, the Radiocommunication Act (Canada), pursuant to the provisions of Industry Canada. Since the enactment of the Telecommunications Act, the Government of Canada has indicated that the CRTC should continue its 'pro-competitive momentum' by addressing in a timely way, barriers to competitor access to the ILEC networks.

        There can be no assurance that regulatory rulings of the CRTC within that policy framework will not have material adverse effects on competition, whether in relation to terms of access to the existing ILEC-controlled network, control of ILEC behaviour in view of their dominant market position or otherwise.

(g)   Restrictions on Foreign Ownership and Control

        Pursuant to federal legislation, a "Canadian carrier" must be Canadian owned and controlled. The eligibility of Allstream Corp. to continue to operate as a Canadian carrier could be jeopardized if the Company and Allstream Corp., or any of their subsidiaries fail to comply with the requirements relating to ownership and control. Any issuances of equity securities of the Company to non-Canadians must be in the form of Class B Limited Voting Shares or, if Class A Voting Shares, such Class A Voting Shares must also be issued to Canadian residents in such amounts as are necessary to allow the Company to continue to meet the ownership restrictions. These ownership restrictions may limit the Company's ability to raise equity capital from non-Canadians.

        Further to foreign ownership and control restrictions, Parliament's Industry Committee reported back to the Government and recommended removal of existing restrictions. The Government responded by agreeing with the appropriateness of that recommendation and committed itself to developing options for implementation that reconcile with recommendations of the Heritage Committee concerning the broadcasting industry, by the spring of 2004.

(h)   Cash Flow and Liquidity

        As at March 31, 2004, the Company had cash on hand of $269.9 million and had generated cash from operations of $27.3 million for the three months ended March 31, 2004. If business conditions change and the Company is not able to achieve its planned levels of revenues and cash flows, there can be no assurance that the Company will be able to obtain sufficient funds on terms acceptable to it to provide adequate liquidity to finance the operating and capital expenditures. Failure to generate additional funds, whether from operations, additional debt or equity financing, may require the Company to delay or abandon some or all of its anticipated expenditures, which could have a material adverse effect upon the growth of the affected businesses and on the Company. Furthermore, the ability of competitors to raise money on more acceptable terms could create a competitive disadvantage for the Company.

(i)    Rapid Technological Changes

        The telecommunications services industry is subject to rapid and significant changes in technology that may reduce the relative effectiveness of existing technology and equipment. Although the Company has invested in what it currently views as the best technology available, all aspects of voice, data, and video telecommunications are undergoing rapid technological change. There can be no assurance that the Company's technologies will satisfy future customer needs, that the Company's technologies will not become obsolete in light of future technological developments, or that the Company will not have to make additional capital investments to upgrade or replace its technology. The effect on the Company of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, cannot be predicted and could have a material adverse affect on the Company's business, financial condition, results of operations and prospects.

(j)    Allstream/Inukshuk Inc./NR Communications, LLC Venture

        As described above, in the fourth quarter 2003, Allstream entered into the Venture. The Venture will build a MCS network to offer high speed Internet, IP-based voice and local networking services using broadband wireless access technology. Each party owns one-third of the new company, which operates as an independent entity.

        During the first phase, which will allow the parties to validate technological and commercial acceptance and to develop the detailed business plan, the Company's commitment to the Venture is $5 million in cash. If the Venture partners decide to proceed with full-scale deployment, the Company will invest an additional $10 million in cash and $30 million in services.

        Inukshuk's contribution to the Venture will be the transfer of the use of its 60 MHz MCS licensed spectrum, conditional upon Industry Canada's approval. There can be no assurance that Industry Canada will approve the transfer of Inukshuk's 60 MHz of spectrum.

        Rogers Wireless Communications Inc. and Telus Corp. have each filed complaints with Industry Canada requesting that Industry Canada deny approval of the proposed transactions and demand the return of Inukshuk's MCS spectrum licences. The complaint alleges that a transfer of the licence from Inukshuk to the Venture is a trade in licences or spectrum which is prohibited under Industry Canada's policy guidelines. It is not known how Industry Canada will respond to those complaints.

        The Company has one-third ownership in the Venture. Pursuant to a Shareholder Agreement between the three shareholders, a number of material issues required unanimous shareholder approval and are beyond the control of the Company. There can be no assurance that the shareholders will agree upon the future of the Venture.

        Unique Broadband Wireless Services, Inc. has filed a statement of claim with the Ontario Superior Court of Justice alleging that it has a right of first refusal over the 60 MHz of MCS spectrum to be transferred to the Venture. The claim is for $160 million in damages against Allstream, Inukshuk and Microcell. The Company's view is that the claim is unfounded both in fact and in law and the Company intends to vigorously defend itself against these allegations.

Critical Accounting Policies and Estimates

Use of Estimates

        Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the Company's Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

        An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant accounting estimates and assumptions used in the preparation of the consolidated financial statements.

Fair value of Assets and Liabilities upon Application of Fresh Start Accounting

        The significant judgement and estimates which input into the determination of the fair value of its assets and liabilities are estimates of future cash flows of the Company's business, discount rate based upon an estimate of the Company's incremental cost of borrowing, terminal values based upon industry comparables and estimated market rates based on third party quotes and stated rates for obligations such as operating leases, rights-of-way supply contracts and customer contracts. These estimates form the basis of the opening balance sheet of the Company as at April 1, 2003 and are not expected to be revised. While other methods of estimation might have been used, the total enterprise value of the Company was estimated with the assistance of independent financial advisors and approved by the court and the Affected Creditors of the Predecessor. Such enterprise value established the value of the net assets of the Company as at April 1, 2003.

Valuation of Accounts Receivable

        In evaluating the collectibility of trade receivables, a number of factors are assessed including the specific customer's ability to meet its financial obligations to the Company, as well as general factors, such as the length of time the receivables are past due, historical collection experience and the general economic environment. Based on these assessments, the Company records both specific and general allowances for bad debt to reduce the related receivable to the amount the Company ultimately expects to collect from its customers. If circumstances related to specific customers change or economic conditions worsen such that the Company's past collection experience is no longer relevant, the Company's estimate of the recoverability of our trade receivables could be further reduced from the levels provided in the consolidated financial statements.

Pension and other post-retirement benefits

        The Company provides a number of retirement benefits, including defined benefit and defined contribution plans, providing pension, other retirement and post-employment benefits to most of its employees.

        The amounts reported in the financial statements relating to pension, other retirement and post-employment benefits are determined using actuarial calculations that are based on several assumptions.

        A valuation is performed at least every three years to determine the actuarial present value of the accrued pension and other retirement benefit liabilities. The valuation uses management's best estimates assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, healthcare cost trend, mortality rate and expected average remaining years of service of employees. The Company updates its assumptions with its actuary on an annual basis, or more frequently if events during the year indicate a change may be required.

        While the Company believes that these assumptions are appropriate, differences in actual results or changes in assumptions, could affect employee benefit obligations and future pension expense.

Recoverability of Property, Plant and Equipment

        Due to the capital-intensive nature of the telecommunications industry, the Company has made significant investments in capital assets. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assessments of the recoverability of capital assets require estimates of useful lives, future cash flows, discount rates and terminal values. Management develops cash flow projections using assumptions that reflect the Company's planned courses of action and management's best estimate of the most probable set of economic conditions. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a write-down is recognized for the difference between the carrying value of the asset and its fair value.

        The Company revalued its capital assets to fair value at April 1, 2003 as required by the principles of fresh start accounting. Since April 1, 2003, there have not been any events or circumstances, which in management's judgement require any reassessment of the recoverability of its capital assets.

Asset Retirement Obligations

        Under both Canadian and U.S. GAAP, the fair value of asset retirement obligations is required to be recorded as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets. In determining the fair value of an asset retirement obligation, key estimates include the likelihood that the retirement of the assets will be required, the timing and amount of retirement costs and the discount factor applied to arrive at fair value. The estimates of likelihood and the timing and amount of costs are subject to change and the Company will update its assumptions annually or more frequently if events during the year indicate a change may be required.

Valuation of Stock Option Grants

        The fair value of stock option grants is based on certain estimates applied to the Black-Scholes option-pricing model, including the expected life of the options, the volatility of the underlying stock, the risk free interest rate and expected dividends. Changes in these estimates could significantly impact the valuation of the options. As the Company's own share price history is insufficient to determine the expected volatility of its stock over the same period as the expected life of the options, the Company considers the volatility of comparable companies over the same approximate period.

Tax asset valuation

        The Company has deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, which, to the extent utilized, will reduce taxable income in the future. The Company assesses the realization of these deferred tax assets periodically to determine whether an income tax valuation allowance is required. Based on available evidence, both positive and negative, the Company determines whether it is more likely than not that all or a portion of the remaining net deferred tax assets will be realized. The main factors considered include:

  •
  future earnings potential determined through the use of internal forecasts;

  •
  cumulative losses in recent years;

  •
  history of loss carryforwards and other tax assets expiring;

  •
  the carryforward period associated with the deferred tax assets; and

  •
  the nature of the income that can be used to realize the deferred tax assets.

        The future profitability and taxable income of the Company and its ability to utilize the Predecessor's loss carry forwards may change the valuation allowance.

Carrier charges

        Due to the timing of billings from carriers, it is often necessary to accrue for the cost of telecommunication services received at period end. The Company estimates the required accrued liability based upon estimates of its service usage and contractual terms that underlies the eventual billing and upon historical billings. In addition, in the normal course of business there are discrepancies with other carriers over the charges being billed. The Company reviews these discrepancies on a monthly basis and determines the amount of the provision required, if any.

New Accounting Standards and Recent Pronouncements

Accounting policies and pronouncements adopted in the period

Hedging Relationships

        In December 2001, the CICA issued Accounting Guideline 13, Hedging Relationships ("AcG-13"). AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's fiscal year commencing on January 1, 2004 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The adoption of this standard did not have an impact on the consolidated financial statements.

Asset Retirement Obligations

        Effective January 1, 2004, the Company has adopted retroactively with restatement, HB 3110, Asset Retirement Obligations. The Section establishes standards for the recognition, measurement and disclosure of liabilities for statutory, contractual or legal obligations, associated with the retirement of property, plant and equipment. Retirement includes the sale, abandonment, recycling or other disposal of an asset but not its temporary idling. The obligations are measured initially at fair value (using the present value of future cash flows discounted at a credit-adjusted risk-free rate of interest) in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, a corresponding asset retirement cost is added to the carrying amount of the related asset. Following the initial recognition of an asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for revisions to the amount or timing of the underlying cash flows needed to settle the obligation. The cost is amortized into income subsequently on the same basis as the related asset. The new standards are consistent with U.S. GAAP requirements under Statement of Financial Accounting Standards ("SFAS") No. 143, except that SFAS No. 143 were effective for U.S. GAAP as of January 1, 2003.

Generally Accepted Accounting Principles

        In July 2003, the CICA issued HB 1100, Generally Accepted Accounting Principles. This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. The Company has adopted this standard effective January 1, 2004. The adoption of this standard has not had a material impact on the consolidated financial statements.

Stock-based compensation

        Effective January 1, 2004, HB 3870, Stock-based Compensation and Other Stock-based Payments requires that all stock-based compensation payments to both employees and non-employees be accounted for using the fair value method. The Company has applied the new standard retroactively without restatement of prior periods. Consequently, opening deficit as at January 1, 2004 has been increased to reflect the expensing of the fair value of $3.1 million for awards granted on or after April 1, 2003. For the three months ended March 31, 2004, the Company expensed $1.7 million related to stock options granted to employees.

        The Company uses the Black-Scholes option-pricing model to measure the fair value of stock options issued during the period, which is then allocated to compensation cost on a straight-line basis over the vesting period of the award.

Revenue recognition

        Effective January 1, 2004, the Company adopted new Canadian accounting standards, including the CICA Emerging Issues Committee Abstracts 141 and 142 issued in December 31, 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense. Adoption did not have an impact on the consolidated financial statements.

New accounting standards and policies — Impact of adoption to be assessed

Variable Interest Entities

        In June 2003, the CICA issued Accounting Guideline AcG-15, Consolidation of Variable Interest Entities ("VIEs"). VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The guideline is effective on a prospective basis for the Company's 2005 fiscal year. The Company is currently assessing the impact of adoption of AcG-15.

Disclosure of Outstanding Share Data

        As of May 4, 2004, there were 574,521 Class A Voting Shares and 19,208,404 Class B Limited Voting Shares issued and outstanding. Class A Voting Shares are convertible, at the option of the holder, at any time, into Class B Limited Voting Shares on a one-for-one basis. Class B Limited Voting Shares are convertible automatically upon the full or partial removal of foreign ownership restrictions within the Telecommunications Act, into Class A Voting Shares on a one-for-one basis to the extent not otherwise restricted by law, provided the conversion right is available on a pro rata basis to all holders of Class B Limited Voting Shares in the case of partial removal. The Class B Limited Voting Shares are also exchangeable for Class A Voting Shares on a one-for-one basis, at the option of the holder, if the holder submits a Canadian residency declaration and in certain other limited circumstances.

        At May 4, 2004, there were 757,500 stock options outstanding. Each option is exercisable into one share of Allstream at a price no less than the closing price of the Shares on the day immediately preceding the grant date and generally vest over three years. Upon exercise, the holder of an option who is a Canadian will receive Class A Voting Shares; otherwise, the holder of the option will receive Class B Limited Voting Shares. During the three months ended March 31, 2004, 192,000 stock options were issued to employees at an exercise price of $74.50. 720 stock options at an exercise price of $36.05 were exercised in return for 720 Class A Voting Shares.

QUARTERLY FINANCIAL INFORMATION
(in thousands of dollars, except per share amounts)
(Unaudited)

Quarters ended	2003
	March 31	*	June 30(1)	September 30(1)	December 31(1)
	(Predecessor)	*	(Successor)	(Successor)	(Successor)
Revenue		*
Data	$112,256	*	105,528	101,317	100,600
Internet	29,739	*	29,337	30,727	30,542
IT services	16,440	*	14,299	11,750	11,281
Local	56,912	*	57,475	53,182	52,249
Other	4,111	*	5,376	2,387	2,526

	$219,458	*	$212,015	$199,363	$197,198
Long Distance	133,867	*	124,567	109,908	104,745

Total Revenue	$353,325	*	$336,582	$309,271	$301,943

Net Income from operations	$36,491	*	$40,422	$38,935	$28,480
Net Income	$229,804	*	$23,571	$23,276	$16,282
Basic earnings per Share	$2.14	*	$1.18	$1.16	$0.82
Diluted earnings per Share	$2.14	*	$1.18	$1.16	$0.81

Quarters ended	2002
	March 31	June 30	September 30	December 31
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Revenue
Data	$115,568	$119,459	$110,229	$112,706
Internet	31,836	32,479	31,107	33,713
IT services	17,144	17,731	16,402	15,187
Local	59,669	59,708	58,242	57,477
Other	5,313	8,508	7,620	5,252

	$229,530	$237,885	$223,600	$224,335
Long Distance	154,300	146,972	136,261	135,262

Total Revenue	$383,830	$384,857	$359,861	$359,597

Net Income (loss) from operations	$(53,001)	$(1,314,346)	$7,605	$19,527
Net Loss	$(157,619)	$(1,353,431)	$(256,839)	$(63,769)
Basic loss per common share	$(1.57)	$(13.45)	$(2.54)	$(0.60)
Diluted loss per common share	$(1.57)	$(13.45)	$(2.54)	$(0.60)
(1)
Effective January 1, 2004, the Company adopted retroactively with restatement, the CICA Handbook Section 3110, Asset Retirement Obligations. The Section establishes standards for the recognition, measurement and disclosure of liabilities for statutory, contractual or legal obligations, associated with the retirement of property, plant and equipment. Accordingly, the Company's income for the period from April 1, 2003 to December 31, 2003 has been reduced by $2.43 million, and the net income for the three months ended June 30, September 30 and December 31, 2003 has been reduced by $0.81 million for each quarter respectively.

Allstream Inc.

Consolidated Condensed Financial Statements For the three months ended March 31, 2004

Management's Discussion & Analysis of Financial Condition and Results of Operations

(Unaudited) (expressed in Canadian dollars)

1

ALLSTREAM INC.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

        The financial statements of Allstream Inc. and the accompanying interim consolidated balance sheets as at March 31, 2004, the interim consolidated statements of operations and retained earnings and the consolidated statements of cash flows for the three-month period then ended are the responsibility of the Company's management. These consolidated financial statements have not been audited or reviewed on behalf of the shareholders by the independent external auditors of the Company, KPMG LLP.

        The Interim consolidated financial statements have been prepared by management and included the selection of appropriate accounting principles, judgements and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

John T. McLennan Vice Chairman and Chief Executive Officer Toronto, Canada May 11, 2004	David A. Lazzarato Executive Vice President and Chief Financial Officer Toronto, Canada May 11, 2004

2

ALLSTREAM INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)
(unaudited)

	March 31, 2004	December 31, 2003
		(Restated — note 2(c))
Assets
Current assets:
Cash and cash equivalents	$269,852	$345,734
Accounts receivable	119,266	120,598
Other current assets	30,186	28,401

	419,304	494,733
Property, plant and equipment	547,986	550,665
Long-term investments	5,185	5,709
Other assets, net	20,645	20,546

	$993,120	$1,071,653

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$26,047	$39,623
Accrued liabilities	150,580	163,845
Dividend payable	—	69,385
Current portion of capital lease obligations	5,343	5,222

	181,970	278,075
Long-term portion of capital lease obligations	15,618	15,618
Other long-term liabilities	59,599	60,735
Accrued pension liability	87,383	95,766
Shareholders' equity:
Share capital:
Class A Voting Shares and Class B Limited Voting Shares	581,031	581,000
Contributed surplus	61,529	46,715
Retained earnings (deficit)	5,990	(6,256)

	648,550	621,459

	$993,120	$1,071,653

Basis of presentation (note 1)
Commitments and contingencies (note 9)
Subsequent event (note 10)

See accompanying Notes to Consolidated Condensed Financial Statements

3

ALLSTREAM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Three months ended March 31,
	2004	*	2003
			(Predecessor)
Revenue	$297,022	*	$353,325
Expenses:		*
Service costs	166,709	*	216,061
Selling, general and administration	79,960	*	70,970
Workforce reduction costs and provision for restructuring	—	*	(11,822)
Depreciation, amortization and accretion	23,757	*	41,625
		*
	270,426	*	316,834
		*
Income from operations	26,596	*	36,491
Other income (expense):		*
Interest income	1,776	*	29
Interest expense	(1,614)	*	(104,566)
Foreign exchange gain on debt	—	*	324,076
Reorganization expenses	—	*	(26,250)
Loss from equity investment	(524)	*	—
Other income	—	*	24
		*
	(362)	*	193,313
		*
Income before income taxes	26,234	*	229,804
Income taxes	(10,860)	*	—
		*
Net income	15,374	*	229,804
Deficit, beginning of period, as previously reported:	(3,823)	*	(4,888,505)
Adjustment for change in accounting policy for asset retirement obligations (note 2(c))	(2,433)	*
		*
Deficit, beginning of period, as restated:	(6,256)	*	(4,888,505)
Adjustment for change in accounting policy for stock-based compensation (note 2(b))	(3,128)	*	—
		*
Retained earnings (deficit), end of period	$5,990	*	$(4,658,701)
		*
Earnings per share (note 5):		*
Basic	$0.78	*	$2.14
Diluted	$0.77	*	$2.14
Weighted average number of shares outstanding (in thousands) (note 5)		*
Basic	19,782	*	107,216
Diluted	19,921	*	107,216

See accompanying Notes to Consolidated Condensed Financial Statements

4

ALLSTREAM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)
(unaudited)

	Three months ended March 31,
	2004	*	2003
			(Predecessor)
Cash provided by (used in):		*
Operating activities:		*
Net income	$15,374	*	$229,804
Adjustments required to reconcile net income to cash flows from operating activities:		*
Depreciation, amortization and accretion	23,757	*	41,625
Accretion of interest and amortization of fair value decrements	903	*	34,220
Amortization of debt issuance costs	—	*	1,893
Amortization of deferred gain on termination of cross currency swaps and forward contracts	—	*	(7,459)
Stock-based compensation expense (note 4)	3,772	*	—
Benefit of tax loss carryforwards	10,039	*	—
Unrealized foreign exchange loss (gain)	189	*	(318,530)
Pension expense (note 9(a)(ii))	2,345	*	7,752
Loss from equity investment	524	*	—
Other	—	*	(98)
		*
	56,903	*	(10,793)
Changes in non-cash working capital	(29,584)	*	32,139
		*
Net cash provided by operating activities	27,319	*	21,346
Financing activities:		*
Payment of dividend	(69,385)	*	—
Payment of capital lease obligations	(252)	*	—
Share repurchase cost	—	*	(150)
Proceeds from stock options exercised	26	*	—
		*
Net cash used in financing activities	(69,611)	*	(150)
Investing activities:		*
Additions to property, plant and equipment	(31,301)	*	(33,227)
Long-term equity investment	(2,000)	*	—
Additions to other assets	(100)	*	(16)
		*
Net cash used in investing activities	(33,401)	*	(33,243)
Effect of exchange rate changes on cash	(189)	*	(243)
		*
Decrease in cash and cash equivalents	(75,882)	*	(12,290)
Cash and cash equivalents, beginning of period	345,734	*	420,542
		*
Cash and cash equivalents, end of period	$269,852	*	$408,252
		*
Supplemental cash flow information:
Income taxes paid	$822		$750
Interest paid	$493		$—

See accompanying Notes to Consolidated Condensed Financial Statements

5

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

For the three months ended March 31, 2004
(Unaudited)

(Dollar amounts are stated in thousands of Canadian dollars except per share amounts and where otherwise noted)

        Allstream Inc. (the "Company" or "Allstream") is a communication solutions provider with a portfolio of Connectivity, Infrastructure Management and IT Services.

1. Basis of presentation:

        On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company was incorporated under the Canada Business Corporations Act (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of the Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc.

        Pursuant to the Plan, there was a substantial realignment in the equity interests and capital structure of the Predecessor on April 1, 2003. The reorganization and opening balance sheet of the Company as at April 1, 2003 has been accounted for under the provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Additional information regarding fresh start accounting and the Plan can be found in the Company's 2003 Annual Report on the Company's website at www.allstream.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

        The consolidated financial statements of the Company issued subsequent to the Plan implementation are not comparable with the consolidated financial statements issued by the Predecessor prior to the Plan implementation.

2. Significant accounting policies:

        The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

        Certain information and note disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed to include only the notes related to elements which have significantly changed in the interim period. As a result, these interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the period from April 1, 2003 to December 31, 2003.

        The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

6

        These consolidated condensed financial statements are prepared following accounting policies consistent with the Company's audited consolidated financial statements and notes thereto for the period from April 1, 2003 to December 31, 2003, except for the following accounting policies adopted in the period as disclosed in 2(a), (b), (c), (d) and (e):

        (a) Effective January 1, 2004, the Company adopted new Canadian accounting standards, CICA Emerging Issues Committee Abstract 141 and 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense. Adoption did not have an impact on the consolidated financial statements.

        (b) Effective January 1, 2004, as a result of revisions HB 3870, Stock-based Compensation and Other Stock-based Payments, the Company is required to expense, over the vesting period, the fair value of employee awards not previously accounted for using the fair value method. Under transitional rules, the Company is required to adopt this change in accounting policy on a retroactive basis for options granted on or after April 1, 2003. Previously, these employee options were accounted for using the settlement method. Consequently, the opening deficit has been adjusted by $3.1 million to reflect the cumulative impact of adoption to December 31, 2003. Stock-based compensation related to stock option grants of $1.7 million was recorded in the three months ended March 31, 2004.

        (c) The Company adopted retroactively with restatement, HB 3110, Asset Retirement Obligations ("ARO") which became effective on January 1, 2004. The Section established standards for the recognition, measurement and disclosure of liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment. The ARO is measured initially at fair value (using the present value of expected future cash flows discounted at a credit-adjusted risk-free rate of interest) in the period which the obligation is recognized. Following the initial recognition, the carrying amount of the ARO is increased for the passage of time and adjusted for revisions to the timing or the underlying cash flows needed to settle the obligation. The corresponding charge to the carrying value of property, plant and equipment is amortized into income on the same basis as the related asset. Changes to the ARO due to the passage of time and the amortization of the carrying value are recorded within depreciation, amortization and accretion expense.

7

        The following table presents the effect on the Company's December 31, 2003 consolidated balance sheet after adopting retroactively with restatement, HB 3110, Asset Retirement Obligations:

	December 31, 2003 as previously reported	Asset retirement obligation adjustment	December 31, 2003 Restated
Assets
Property, plant and equipment	543,354	7,311	550,665
Liabilities and Shareholders' Equity
Other long-term liabilities	50,991	9,744	60,735
Deficit	(3,823)	(2,433)	(6,256)

        (d) The Company adopted HB 1100, Generally Accepted Accounting Principles ("GAAP") which became effective on January 1, 2004. HB 1100 establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources, and also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. Adoption did not have a material impact on the consolidated financial statements.

        (e) The CICA issued Accounting Guideline 13, Hedging Relationships ("AcG-13"). AcG-13 establishes new criteria for hedge accounting and applies to all hedging relationships in effect from January 1, 2004 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The adoption of this standard did not have an impact on the consolidated financial statements.

8

3. Asset Retirement Obligations:

        The Company has asset retirement obligations related to a number of asset categories, including:

  •
  Fibre — located underground or above ground, where the Company may be obligated to remove the fibre and/or related equipment if the underlying rights-of-way is terminated or if the Company chooses to decommission the assets;

  •
  Microwave towers and buildings/structural accesses — removal of equipment and related accesses to the sites; and

  •
  Leased facilities — restoration of certain leased premises to their original state upon exit.

        Assumptions are required to estimate the fair value of asset retirement obligations, primarily related to the cash flows and the timing of cash flows required to satisfy the Company's future legal obligation, the probability of being required to retire the asset, and the appropriate discount rate to present value the future cash flows.

        The undiscounted amount of the estimated cash flows required to settle the ARO is $17.0 million. The present value of the asset retirement obligation was calculated using a credit adjusted discount rate of 8.7% over periods ranging from 1 to 49 years.

        The following is a reconciliation of the significant changes in the asset retirement obligation during the period:

Asset retirement obligation liability, January 1, 2004	$9,744
Accretion expense	194

Asset retirement obligation liability, March 31, 2004	$9,938

        The provision for asset retirement obligations comprises $2.4 million included in accrued liabilities and $7.5 million included in other long-term liabilities.

4. Stock-based compensation plans:

        The Company's stock-based compensation plans are described in note 13 to the 2003 annual financial statements except for the Deferred Share Unit Plan ("DSU") for Senior Executives which is described in Note 4(d). Activity during the period for the stock-based compensation plans are described in (a) to (d).

9

        If the Company's shareholders approve the proposed arrangement with Manitoba Telecom Services Inc. ("MTS"), the regulatory and court approvals are obtained, and the required consents and other customary closing conditions occur, all as described in Note 10, a change of control of the Company will occur and pursuant to the terms of the Management Incentive Plan, all outstanding Restricted Share Units ("RSUs") and Employee Stock Options ("Options") awarded will vest.

(a)
Management Incentive Plan:

  (i)
  RSUs:

      As at March 31, 2004, there were 271,420 RSUs awarded and outstanding, none of which have vested. During the period, 55,920 RSUs were granted, 6,000 RSUs were cancelled and 144 RSUs were exercised. Compensation expense recorded during the period for RSUs totaled $2.0 million and is recorded in selling, general and administration expenses.

    (ii)
    Options:

      The following table summarizes the Company's Options outstanding at March 31, 2004:

	Number of options	Exercise price per share	Weighted average exercise price
Outstanding, December 31, 2003	572,220	$36.05 – 67.79	$37.74
Granted	192,000	74.50	74.50
Cancelled	(6,000)	36.05	36.05
Exercised	720	36.05	36.05

Outstanding, March 31, 2004	757,500	$36.05 – 74.50	$47.07

10

        The following table summarizes information concerning Options outstanding at March 31, 2004:

	Options outstanding
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$36.05	522,000	4.0	$36.05
$52.38 — $67.79	43,500	4.5	58.26
$74.50	192,000	4.8	74.50

	757,500	4.3	$47.07

Exercisable, March 31, 2004	nil

        The Company uses the Black-Scholes option-pricing model to measure the fair value of Options issued during the period for purposes of calculating the related compensation cost, which is allocated on a straight-line basis over the vesting period of the award. The weighted average fair value of stock options granted during the period was $50.26, measured using the following weighted average assumptions:

March 31, 2004
Risk-free interest rate (%)	3.25
Expected volatility (%)	94.00
Expected life (in years)	4
Expected dividends	—

        Compensation expense recorded during the period for Options totalled $1.7 million and is recorded in selling, general and administration expenses.

11

        For the three months ended March 31, 2003, the Predecessor did not adopt the fair value method of accounting for its employee stock option awards as permitted by HB 3870. The standard requires the disclosure of pro forma income for the quarter per share as if the Predecessor had accounted for employee stock options under the fair value method. Had the Predecessor adopted the fair value method for employee stock options using the fair value method, net income per share would have decreased for the periods as indicated below.

Three months ended March 31, 2003
(Predecessor)
Income attributable to common shareholders —
as reported	$229,804
Stock-based compensation expense	(3,354)

Income attributable to common shareholders —
pro forma	$226,450

Basic and diluted income per common share —
as reported	$2.14
pro-forma	$2.11

Weighted average number of share outstanding (in thousands)	107,216

        No stock options were granted during the first quarter of 2003.

(b)
Employee Share Ownership Plan:

        Compensation expense recorded during the period under the Employee Share Ownership Plan was $0.3 million.

(c)
Director Compensation Plan:

        In the period ended March 31, 2004, 1,579 DSUs were earned. As at March 31, 2004, 5,990 DSUs are outstanding and are fully vested. Compensation expense recorded during the period under the Director Compensation Plan was $0.1 million.

12

(d)
Deferred Share Unit Plan for Senior Executives:

        Senior executives of the Company may elect annually to receive all or a portion of their variable pay compensation in the form of DSUs, the number of which is determined by the average closing price of the Shares for the five trading days after the end of calendar year of the annual incentive performance. Upon termination of employment, the cash value to be paid for the DSUs is determined by the average closing price of the Company's Class A Voting Shares and Class B Limited Voting Shares for the five trading days immediately prior to the date of termination of employment. In the period ended March 31, 2004, 5,776 DSUs for senior executives were issued upon election by senior executives as payment of a portion of their 2003 annual variable pay. Compensation expense recorded during the period under the Deferred Share Unit Plan for Senior Executives was not significant.

5. Earnings per share:

Numerator	$15,374
Denominator:
Basic weighted average number of shares outstanding (in thousands)	19,782
Effect of dilutive securities: Employee stock options	139

Diluted weighted average number of shares outstanding (in thousands)	19,921

        During the period, 235,500 Options were excluded from the calculation of diluted earnings per share as they were anti-dilutive. These Options could be dilutive in the future.

13

6. Segmented information:

        The Company currently operates in one operating segment, the telecommunications industry in Canada. The Company offers a number of products, delivered through its integrated network and solutions support infrastructure, sold by a national sales force, agents and telemarketers and provisioned by one operations group. The Company makes decisions and evaluates financial performance primarily based on product and services revenue.

        Revenue by product and services is as follows:

	Three months ended March 31, 2004	* * *	Three months ended March 31, 2003
	(Predecessor)
Revenue		*
Data	$95,578	*	112,256
Internet	30,088	*	29,739
IT services	13,115	*	16,440
Local	50,810	*	56,912
Other	2,021	*	4,111
		*
	191,612	*	219,458
Long Distance	105,410	*	133,867
		*
Total Revenue	297,022	*	353,325
		*

        During the three months ended March 31, 2004 no customer of the Company individually represented more than 10% of the Company's revenue.

14

7. Workforce reduction and provision for restructuring:

(a)
2002 Workforce reduction and provision for restructuring:

	December 31, 2003	Payment	Accretion Expense	Adjustments	March 31, 2004
Workforce reduction	$2,489	$(953)	$—	$(572)	$964
Facilities consolidation	7,323	(692)	273	113	7,017

	$9,812	$(1,645)	$273	$(459)	$7,981

        In 2002, the Predecessor implemented a cost reduction initiative to bring its cost structure in line with its current and projected revenue base. This cost reduction initiative included both employee severance costs and facilities consolidation costs. At March 31, 2004, the provision related to salary continuance payments in accordance with employee severance agreements and future payments to be made to landlords as a result of facilities consolidation activities.

        During the first quarter of 2004, the provision was reduced by $0.5 million, comprised of a reversal of employee severance accrual of $0.6 million due to higher employee attrition than was planned and an increase in the Company's estimated liability for facilities consolidation of $0.1 million as a result of revised estimates.

        The provision for restructuring comprises $3.8 million included in accrued liabilities and $4.1 million included in other long-term liabilities.

(b)
Other:

        Consistent with the cost reduction initiative, the Company terminated approximately 260 personnel for a cost of $8.1 million in the three months ended March 31, 2004.

8. Investment accounted for by the equity method:

        Cash and services are exchanged in return for an investment in a venture with Inukshuk Internet Inc., a wholly owned subsidiary of Microcell Telecommunications Inc., and NR Communications, LLC to build a Multipoint Communications System network to offer high speed internet, IP-based voice and local networking services. The investment is being accounted for under the equity method of accounting. As part of the shareholders' agreement, the Company is obligated to contribute $5.0 million in cash and services. As at March 31, 2004, the Company had contributed $2.1 million in cash to the venture.

15

9. Commitments and contingencies:

(a)
Contractual commitments:

(i)
Operating leases, capital purchase commitments and supply contracts: Under the terms of its operating lease agreements for fibre optics maintenance, operating facilities, equipment rentals and capital purchase commitments under supply contracts and customer contracts, the Company is committed to make the following payments for the years ending December 31, as follows:

2004	$152,091
2005	112,816
2006	69,396
2007	61,983
2008	54,917
Thereafter	238,998

$690,201

  (ii)
  Other:

        As described in note 11(c) to the 2003 annual financial statements, the Company is required to fund certain unfunded solvency deficits of $101.9 million under its defined benefit pension plans, as determined by an independent actuarial valuation of the plans as at January 1, 2003. In the three months ending March 31, 2004, the Company contributed $8.9 million. Also, as described in note 6 of the 2003 annual financial statements and note 8 above, the Company has commitments in connection with an investment which has been accounted for under the equity method of accounting. The total initial commitment in connection with this investment is $5.0 million, of which $2.1 million in cash has been contributed as at March 31, 2004. The Company may be further committed to contribute an additional $40 million comprised of cash and contributed services, if all parties are in agreement to proceed on June 30, 2004.

16

(b)
Contingent liabilities:

(i)
Litigation:

        In the normal course of operations, the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required.

        On April 21, 2004, Unique Broadband Wireless Services, Inc. ("UBS") filed a statement of claim with the Ontario Superior Court of Justice alleging that it has a right of first refusal over the 60 MHz of MCS spectrum to be transferred to the venture entity. The claim is for $160 million in damages against Allstream, Inukshuk and Microcell. The Company believes that the claim is unfounded and the Company intends to vigorously defend itself against all of the allegations.

  (ii)
  Guarantees:

        Effective January 1, 2003, the Company adopted AcG-14, Disclosure of Guarantees, which requires a guarantor to disclose certain information about guarantees it has provided. In addition to the above commitments and contingencies, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These indemnifications relate to numerous matters, as described below.

        The Company has provided intellectual property indemnifications, which are customary in the industry and have indefinite terms and require the Company to compensate other parties for certain damages or costs incurred as a result of third party intellectual property claims arising from certain transactions. The nature of intellectual property indemnifications prevent the Company from making reasonable estimates of the maximum liability arising there from. Historically, the Company has not made significant payments related to these indemnifications.

        In addition, the Company has provided indemnifications under certain supplier agreements with other telecommunications providers and municipalities pursuant to the provision of the Company's services. These indemnifications relate to claims made by third parties (including customers) in connection with the use of the Company's services and related equipment.

17

        The Company has indemnified a third party in connection with a marketing agreement, and has determined that the potential maximum loss is not significant. The Company has also indemnified certain financial advisors regarding liability they may incur as a result of their activity as advisors to the Company or the Company's holders of the Senior Notes arising out of the Company's restructuring in 2003.

        In connection with certain dispositions of assets or businesses, the Company may be required to pay counter parties for costs and losses incurred as a result of breaches of representations and warranties, or damages to property or buildings, environmental liabilities and changes in the interpretation of laws or regulations (including tax laws).

        The maximum amount of these indemnifications cannot be reasonably estimated due to the uncertain nature of such indemnities. The difficulty in assessing the amount of the liability results primarily from the inability in determining how the law will apply to such provisions and the lack of limitations on potential liability. Historically, the Company has not made significant payments related to these indemnifications.

        The Company continues to monitor the conditions that are subject to guarantees and/or indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees and indemnifications when those losses are estimable.

(c)
Letters of credit:

        In the normal course of business, the Company issues letters of credit. As at March 31, 2004, the Company had letters of credit outstanding of $2.1 million with nil drawn.

18

10. Subsequent Event:

        Manitoba Telecom Services Inc. Arrangement Transaction

        On March 18, 2004, it was publicly announced that MTS had offered to acquire all of the Class A Voting Shares and Class B Limited Voting Shares (the "Shares") of the Company, by means of an arrangement transaction involving the Company, for consideration of $23.00 plus 1.0909 MTS shares per Allstream share. Canadian residents will be eligible to receive MTS common shares while non-residents will receive MTS Class B non-voting preference shares.

        The Board of Directors of the Company has unanimously approved the proposed arrangement transaction, and are recommending that shareholders approve the arrangement transaction. The transaction is subject to approval by the Company's shareholders, to regulatory and court approvals, and required consents and other customary closing conditions. On May 12, 2004, at the Annual and Special Shareholder Meeting, the Company's shareholders will vote on the proposed arrangement transaction pursuant to which all the outstanding Allstream Shares will be acquired by MTS. Additional information concerning the proposed transaction is contained in the Company's Management Proxy Circular dated April 8, 2004 which has been filed on SEDAR and on EDGAR.

        If the Company's shareholders approve the proposed transaction with MTS, the regulatory and court approvals are obtained, and the required consents and other customary closing conditions occur, a change of control of the Company will occur. Pursuant to the terms of the Company's Management Incentive Plan if a change of control occurs, and among other potential impacts, all outstanding restricted share units and stock options will vest.

        A failure to complete the arrangement transaction with MTS could, under certain specified circumstances, result in an obligation by the Company to pay a $50.0 million break fee to MTS and an amount on account of expenses of $5.0 million.

11. Comparative Figures:

        Certain 2003 comparative figures have been restated to conform to disclosure adopted for 2004.

19

QuickLinks

SIGNATURES
Selected Financial Information (in thousands of Canadian dollars, except per share amount)
Supplementary Financial Information (in thousands of Canadian dollars)
New accounting standards and policies — Impact of adoption to be assessed
QUARTERLY FINANCIAL INFORMATION (in thousands of dollars, except per share amounts) (Unaudited)
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS